EXHIBIT 99.1

For Immediate Release	Date: April 11, 2018
18-16-TR

 UN Women and Teck Extend Partnership to Empower Indigenous Women
Santiago, Chile – UN Women and Teck Resources Limited (“Teck”, TSX: TECK.A and TECK.B, NYSE: TECK) announced today the extension of their partnership and the development of a new training centre to empower Indigenous Women in Northern Chile, funded through a US$1 million investment from Teck.

The investment will extend the Originarias programme, and support the goal of providing Indigenous women in northern Chile with access to high-quality, culturally relevant, flexible training programs with a focus on economic development, entrepreneurship, and business management skills.

“UN Women works to give visibility to Indigenous women, promoting their rights and helping to make their voices heard,” said Luiza Carvalho, UN Women Regional Director for the Americas and the Caribbean. “Chile is one of the countries of Latin America where we are working hard to strengthen the leadership of indigenous women, and thanks to the Originarias programme we are expecting to be one step ahead in this challenge.”

“Teck is focused on helping to empower women and Indigenous Peoples in the areas where we operate so they can fully share in the economic benefits created by responsible resource development,” said Don Lindsay, President and CEO, Teck. “We are proud to build on our partnership with UN Women to provide access to education and training that will strengthen women and Indigenous communities and create a more diverse and thriving regional economy.”

The partnership between Teck and UN Women was launched in 2016 with an initial US$1 million investment from Teck to fund the Originarias programme. Between 2016 and 2018, Originarias undertook work to study the status of economic empowerment for Indigenous women in northern Chile.

The next phase for the Originarias programme will be the development of a new training center to provide education and capacity building focused on economic development, entrepreneurship, and business management to empower Indigenous women in the regions of Tarapacá, Antofagasta, Atacama and Coquimbo.

The extension of the UN Women and Teck partnership was announced today in a ceremony that was attended by Luiza Carvalho, Regional Director of UN Women for Latin America and the Caribbean, Don Lindsay, Teck President and CEO, and María Inés Salamanca, Representative of the UN Women Programmes Office in Chile, as well as members of Teck´s Board of Directors.

About Originarias
Since 2016, UN Women - with the support of Teck - has been implementing the Originarias program for the empowerment of indigenous women in the North of Chile, a project that seeks to contribute to the empowerment and economic and social participation of indigenous women and to consolidate their tangible progress made on participation and equitable representation, which leads to a greater autonomy and a better quality of life for the target communities.

From 2016-2018, Originarias undertook research and engagement involving over 250 women in the region, which identified access to education and training as a key factor for improving socio-economic opportunities for women in northern Chile.

Learn more about Orginarias at http://originarias.org

About UN Women
UN Women is the UN organization dedicated to gender equality and the empowerment of women. A global champion for women and girls, UN Women was established to accelerate progress on meeting their needs worldwide. The UN Women Chile Office programme focuses on three aspects: economic empowerment, women leadership and political participation, and the elimination of gender violence.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck’s Carmen de Andacollo and Quebrada Blanca operations are located in Coquimbo and Tarapacá, respectively, both regions in northern Chile. NuevaUnión, the 50/50 joint venture between Teck and Goldcorp, is located in the Atacama region, also in northern Chile.

Learn more about Teck at www.teck.com or follow @TeckResources.

Press contact: UN Women
Fanny Peralta
Communications Coordinator
+56981378309

Press contact: Teck
Chile: Pamela Chait
Corporate Affairs Manager
+56224645422
pamela.chait@teck.com

North America: Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com